SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: September 16, 2005
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
     Press release

SIGNATURES
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: Sept. 16, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

September 16, 2005
IVANHOE ACHIEVES INITIAL GOAL OF MORE THAN 70 MILLION
TONNES OF HIGH-QUALITY COAL AT NARIIN SUKHAIT PROJECT,
SOUTHERN MONGOLIA
ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ President John Macken announced today that the company has received an initial resource estimate for its Nariin Sukhait Coal Project in southern Mongolia. The project contains initial measured plus indicated coal resources of approximately 72 million tonnes, with an additional inferred coal resource of approximately 26 million tonnes. These resources, which were discovered and delineated in only seven months of drilling this year, are considered to be of immediate interest as surface open-pit deposits that are amenable to near-term production for potential buyers in Chinese markets.
Initial coal-quality testing ranks the Nariin Sukhait coal as high-volatile bituminous under American Society for Testing and Materials (ASTM) standards. The Nariin Sukhait Coal Project is located approximately 40 kilometres north of the Mongolia-China border and the shipping terminus for a newly constructed, 450-kilometre Chinese rail line that is expected to be operational into the border area by the end of this year.
The independent estimates were prepared by Norwest Corporation, of Salt Lake City, USA. Norwest has extensive coal experience in Mongolia, including completion of a feasibility study of the Tavan Tolgoi coal deposit for the Mongolian Ministry of Infrastructure and Development, provision of advisory services to the operating coal mines at Shivee Ovoo and Bagaa Nuur, and overseeing coal exploration programs in Mongolia for other international mining and exploration companies. The Nariin Sukhait resource estimates were prepared in conformance with Canadian Institute of Mining (CIM) Standards and the requirements set out in Canada’s National Instrument 43-101, and were based on drilling completed prior to August 9, 2005. A NI 43-101 technical report will be filed within 30 days.
Table 1: Nariin Sukhait Property
In-Place Coal Resources* Summary (‘000 Tonnes)
As of August 9, 2005

		In-Place Resources (‘000Tonnes)
Area	ASTM Group	Measured	Indicated	Inferred
South Field	High-	6,678	7,126	11,128
East Field	Volatile	14,978	9,906	10,752
West Field	Bituminous	20,575	12,835	4,009
Total		72,098		25,889

*Resources that are not reserves do not have demonstrated economic value.
Ivanhoe’s Nariin Sukhait Property is adjacent to, and surrounds, the MAK Nariin Sukhait Mine, operated by the MAK-Qin Hua Mongolian/Chinese joint venture. See Ivanhoe Mines’ website at

www.ivanhoemines.com for project and field location maps. The MAK Mine, which has been supplying high-rank, low-ash, low-sulphur coal to Chinese consumers since 2003, has a reported production capacity of two million tonnes per year of thermal and blend-coking coal from two operating open-pits.
The Nariin Sukhait coal field consists of very thick multiple seams, with individual seam thicknesses up to 60 metres. Ivanhoe has been using a multi-faceted approach in its exploration program, employing field mapping, surface-resistivity geophysics, trenching and drilling to identify coal resources. The primary goal of the program was to delineate an initial coal resource of between 50 and 100 million tonnes, sufficient to commence a commercial mine operation with annual coal production of between two and five million tonnes for export to China.
To date, Ivanhoe has spent approximately US $4.5 million on exploration at Nariin Sukhait, representing 6 cents ( US ) per tonne of measured and indicated resources discovered to date.
Ivanhoe’s initial exploration was focused on the South, East and West Fields, which are adjacent to the MAK mining lease. The program subsequently has expanded to several other areas of interest within the 4,155-square-kilometre exploration tenements that Ivanhoe controls surrounding the MAK Nariin Sukhait Mine. As of August 9, 2005, Ivanhoe had completed 245 drill holes on the Nariin Sukhait Property. A total of 146 holes had been completed within the South, East, and West Fields. Norwest expects that approximately 90 more holes will be drilled before the completion of this season’s drill program at the end of October, 2005. Norwest then will update the current resource estimates for the South, East, and West Fields.
The South and East Fields are directly adjacent to the MAK Mine’s East Pit, currently being mined for No. 5 Seam coal by the MAK operation. The South and East Fields are divided by a northwest trending fault that extends along the east side of the East Pit.
South Field
Drilling in the South Field has focused on delineating the No. 5 Seam as it projects down-dip and along strike from the East Pit. Drilling has identified 13.8 million tonnes of measured and indicated resources in the South Field. Thirty drill holes define the No. 5 Seam, with an average seam thickness of 59.4 metres, dipping at 45° to the south.
Table 2: South Field
In-Place Coal Resources Summary (‘000 Tonnes)
As Of August 9, 2005

		In-Place Resources (‘000Tonnes)
Seam	ASTM Group	Measured	Indicated	Inferred
5	High-Volatile Bituminous	6,678	7,126	11,128
Total		13,804		11,128

Drilling is continuing in the South Field to further define No. 5 Seam resources. Exploration also is being carried out to further investigate the resource potential of the Nos. 8, 9 and 10 Seams that sub-crop to the south of the No. 5 Seam.
East Field
The East Field is located on the down-thrown side of the northwest-trending fault that separates it from the South Field. While drilling has not intersected the No. 5 Seam coal in the East Field, significant coal resources have been identified in the overlying Nos. 8, 9 and 10 seams. The upper seams are developed as multiple bench sequences that, combined, carry an average coal thickness of 18 metres. Beds dip from 45° to 60° toward the southeast for a strike length of 1.8 kilometres. Drilling has identified 24.9 million tonnes of coal in the measured plus indicated resource categories.
Table 3: East Field
In-Place Coal Resources Summary (‘000 Tonnes)
As Of August 9, 2005

		In-Place Resources (‘000Tonnes)
Seam	ASTM Group	Measured	Indicated	Inferred
8	High-	1,037	1,112	912
9	Volatile	7,986	6,086	6,907
10	Bituminous	5,955	2,709	2,932
Total		24,884		10,752

West Field
The West Field is located 6.5 kilometres west of the South Field, adjacent to the MAK mining lease. The field is approximately 1.6 kilometres southwest of the MAK West Pit. Drilling has targeted the Nos. 5, 7, 8, 9, 10 and 11 seams along the limbs of a southwest-plunging anticline. A total of 71 drill holes have defined a measured plus indicated resource of 33.4 million tonnes in the West Field.
Along the south limb of the anticline, drilling has intersected seams Nos. 5 through 10 in strata dipping from 45° to 60° toward the southeast. Strata along the north limb have been offset and rotated by reverse faulting. Drilling has intersected seams Nos. 7 through 11 dipping south-southwest at approximately 35°. The thickness of the No. 5 Seam averages 59.3 metres along the south limb. The upper seams for the south limb have a combined average thickness of 7.3 metres. The upper seams on the north limb have a combined thickness averaging 5.4 metres.

Table 4: West Field
In-Place Coal Resources Summary (‘000 Tonnes)
As Of August 9, 2005

		In-Place Resources (‘000Tonnes)
Seam	ASTM Group	Measured	Indicated	Inferred
5		4,047	2,756	185
7	High-	100	124	152
8	Volatile	1,117	920	449
9	Bituminous	6,815	5,420	1,280
10		4,140	2,429	675
11		4,357	1,186	1,269
Total		33,411		4,009

Coal Quality
At this time, coal quality testing has been completed for approximately 25% of the core samples. Initial coal quality testing results of the coal seams in all three fields ranks the Nariin Sukhait coals as high-volatile bituminous under ASTM standards. Tests indicate that much of the No. 5 Seam is high-rank, low-ash, low-sulphur coal. Based on initial tests, typical characteristics for the No. 5 Seam average 9% moisture, 11.5% ash, 1.1% sulphur and a caloric value of approximately 6,400 Kcal/kg. Initial testing has shown more variability in the upper seams. Typical combined characteristics for the upper seams average 9.5% moisture, 15.2% ash, 0.7% sulphur and approximately 6,050 Kcal/kg. Reverse circulation coal samples are being tested by Mining Institute in Ulaanbaatar. Core samples are undergoing complete thermal and metallurgical testing by SGS Minerals Services in Denver, Colorado, USA.
New Resource Updates and Pre-feasibility Study
Extensive field mapping has identified numerous intermittent exposures of coal outcroppings that occur for more than 95 kilometres along the north margin of the sedimentary basin that contains the Nariin Sukhait deposit. Norwest also expects to be providing resource estimates on four additional areas at Nariin Sukhait that have shown encouraging initial results. To date, Ivanhoe has been engaged in exploration on 17 individual areas within the Nariin Sukhait Basin.
Ivanhoe plans to bring the Nariin Sukhait resources into a pre-feasibility-level study within the next six months. The company currently is involved in preliminary marketing discussions with potential coal buyers. Successful negotiations could see initial production from the Ivanhoe properties in the second half of 2006.
Qualified Person
Mr. Steven B. Kerr, Senior Geologist with Norwest Corporation and a Qualified Person as defined by NI 43-101, has reviewed and approved the information contained in this release.

Norwest has been commissioned by Ivanhoe to design, implement and manage the exploration program at Nariin Sukhait. Throughout the exploration program, Norwest has provided on-site management and technical assistance. Norwest will use the information gained from this program to prepare a pre-feasibility study for the development of a surface mining operation at Nariin Sukhait. Environmental baseline studies and geologic modelling are in progress.
Ivanhoe has a 100% interest in the Oyu Tolgoi gold and copper project in Mongolia and owns or controls exploration rights covering approximately 134,000 square kilometres in central and southern Mongolia, where additional copper-gold and coal discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar.
Ivanhoe shares are listed on the Toronto and New York stock exchanges under the symbol IVN.
Information contacts in North America
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning Ivanhoe’s planned coal exploration and development program, updated resource estimates, pre-feasibility studies and planned mining, and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, US and Australian securities regulators.